Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

PIVOT ORIGINALS, INC.
3350 Riverwood Parkway Suite 1900
Atlanta, GA 30339
https://pivotoriginals.com/

Up to $1,234,997.84 in Class B Common Stock at $1.48
Minimum Target Amount: $123,998.84

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: PIVOT ORIGINALS, INC.
Address: 3350 Riverwood Parkway Suite 1900, Atlanta, GA 30339
State of Incorporation: DE
Date Incorporated: January 27, 2019

Terms:

Equity

Offering Minimum: $123,998.84 | 83,783 shares of Class B Common Stock
Offering Maximum: $1,234,997.84 | 834,458 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.48
Minimum Investment Amount (per investor): $298.96

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

Bonus Shares: 15%

Description: "As a loyal supporter of Pivot Originals, you are eligible for additional bonus shares."

Audience description can include: previous investors, customers, friends, and family

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $500+ and receive a 1-year free subscription to PXVOT with exclusive behind-the-scenes content.

Tier 2 Perk: Invest $1,000+ and receive 5% bonus shares + a VIP pass to the upcoming Pivot Film Festival.

Tier 3 Perk: Invest $5,000+ and receive 10% bonus shares + a virtual meet-and-greet with the film production team.

Tier 4 Perk: Invest $10,000+ and receive all prior perks + an exclusive lunch meeting with Bryan Barber (travel not included).

Tier 5 Perk: Invest $25,000+ and receive all prior perks + Producer credits on an upcoming film project.

Tier 6 Perk: Invest $50,000+ and receive 20% bonus shares + a lifetime VIP pass to all Pivot Originals film festivals.

If you invest in a higher perk, you are eligible to recieve the perks from the below tiers.

The 10% StartEngine Venture Club Bonus

Pivot Originals Inc. will offer 10% additional bonus shares for all investments committed by investors eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.48/share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $148. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The Company and its Business

Company Overview

The Company's Business

PxVot is a creator-first content streaming and distribution platform dedicated to transforming the creator economy by addressing key pain points of traditional platforms. It provides independent filmmakers and creators with a Self-Serve Content Distribution (SSCD) system that ensures full ownership of their work and offers transparent revenue-sharing opportunities. PxVot delivers a subscription-based model for audiences, granting access to a diverse and inclusive content library while enabling creators to monetize directly through Superfan Links, real-time earnings dashboards, and direct payouts.

The platform's commitment to fairness, inclusivity, and transparency makes it a sustainable solution for creators seeking equitable earnings and control over their intellectual property.

The Company's Business Model

PxVot's business model is designed to maximize value for creators and audiences alike, with dual revenue streams:

Subscription Fees: Two-tier options include a $9.99 ad-free experience and a $4.99 ad-supported model, offering flexibility to users.

Ad Revenue: Complementing subscription fees, PxVot generates CPM-based ad revenue from its ad-supported tier.

Creators earn 50% of subscription revenue, significantly higher than traditional platforms, which often retain a majority share. PxVot eliminates licensing fees by enabling creators to upload content directly via the SSCD system, resulting in a lean operational structure. Additionally, creators use Superfan Links to market their content, driving organic traffic to the platform and reducing marketing costs. Subscribers benefit from unlimited access to PxVot's entire library without isolated paywalls, fostering lower churn rates and higher viewer retention.

Corporate Structure

PxVot is an independent entity with no parent or subsidiary companies. The company's structure supports its mission to prioritize creator empowerment and operational efficiency.

The Company's Intellectual Property (IP)

PxVot has developed proprietary tools and processes integral to its platform:

Superfan Links: A technology enabling creators to promote their work and drive platform-wide traffic.

Real-Time Payment System: A smart contract-based payout solution providing creators with immediate earnings visibility and access.

In addition to these innovations, PxVot retains trademarks for its branding, including its name, tagline, and marketing collateral, ensuring strong brand recognition and protection.

Corporate History

Pivot Originals, Inc. was incorporated on January 27, 2019, in the State of Georgia as a Limited Liability Company named Pivot Originals LLC. On January 10, 2023, the Company from Georgia Limited Liability Company to

Delaware corporation named Pivot Originals, Inc.Since its inception, the company has developed its platform, refined its SSCD system, and launched key features, including Superfan Links and real-time payment dashboards. PxVot has established itself as a leader in the creator economy, focusing on empowering independent creators and challenging the dominance of traditional streaming platforms.

Competitors and Industry

Industry

PxVot operates within the streaming industry and the broader creator economy, both of which are experiencing significant growth. The creator economy is projected to expand from $250 billion in 2023 to $528 billion by 2030, fueled by increasing digital media consumption and advancements in content creation technology. PxVot's innovative approach positions it as a leader in this fast-growing space, bridging the gap between creators and their audiences with a sustainable and inclusive model.

Competitors

PxVot competes with platforms such as YouTube, Netflix, Patreon, and Vimeo, as well as niche platforms like OnlyFans. Unlike these competitors, PxVot offers:

A 50% revenue share for creators, far exceeding industry standards.

Algorithm-free discoverability, ensuring all creators have an equal chance to reach their audience.

Superfan Links, which enable creators to directly market their content while driving organic growth for the platform.

PxVot's unique combination of fair monetization, transparency, and inclusivity sets it apart in the competitive landscape.

https://motionpicture.edu/socialcinema/2023/06/19/the-impact-of-streaming-services-on-the-movie-industry/

https://www.goldmansachs.com/insights/articles/the-creator-economy-could-approach-half-a-trillion-dollars-by-2027

Current Stage and Roadmap

Current Stage

PxVot is a fully operational platform accessible on OTT devices and mobile platforms. Between 2022 and 2023, PxVot generated $958,106 in revenue from original productions, demonstrating scalability and market demand. Strategic partnerships with BET and Def Jam have driven user acquisition, with a focus on engaging underrepresented creators and audiences.

Roadmap

PxVot's planned milestones for the next 12-18 months include:

Platform Enhancements: Implement advanced analytics tools to provide creators with deeper insights into audience behavior and revenue generation.

Content Library Growth: Expand partnerships with creators producing niche, localized, and multicultural content to diversify offerings.

Marketing Expansion: Leverage Superfan Links and collaborations with educational institutions and media companies to grow its user base.

Revenue Growth: Introduce additional monetization tools for creators, including integrated e-commerce options.

Technology Development: Refine the real-time payment system and explore blockchain integration for enhanced security and efficiency.

PxVot is committed to reshaping the future of content streaming by empowering creators, engaging audiences, and delivering long-term value to stakeholders.

The Team

Officers and Directors

Name: Bryan Barber

Bryan Barber's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Chief Executive Officer and Director
  Dates of Service: February, 2024 - Present
  Responsibilities: Bryan is the founder and CEO of the company. Does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

- Employer: Bush Harbor Filmworks
  Title: Director & Executive Producer
  Dates of Service: January, 1999 - June, 2019
  Responsibilities: Prior to founding PxVot in 2019, Bryan served as an Executive Producer, Writer, and Director, leading high-profile film, television, commercials and music video projects. Known for his work on iconic music videos like OutKast's "Hey Ya!" and the film Idlewild and more than 200 music videos, Bryan brought innovative storytelling and visual artistry to projects that resonated globally.

Other business experience in the past three years:

- Employer: Sony IMS
  Title: Creative Director
  Dates of Service: January, 2022 - July, 2022
  Responsibilities: As Creative Director at Sony Immersive Studios, Bryan was instrumental in defining the art direction and interactive experiences for Metaverse projects, particularly after leading a successful pitch to Facebook/Meta in 2017. Bryan's role focused on world-building, design, and crafting immersive digital environments, collaborating with cross-functional teams to bring engaging and impactful experiences to life.

Name: Quinten Pegues

Quinten Pegues's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: October, 2021 - Present
  Responsibilities: Quinten provides full accounting services and also prepares financial statements and Annual Tax Returns for the Company and Individual. Does not receive salary or equity compensation from the Company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have

no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The company has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that this is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations

can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted

by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Industry Competition

PxVot operates in a highly competitive industry dominated by established players such as YouTube, Netflix, and Patreon. These companies have significantly more resources and brand recognition, which could make it difficult for PxVot to capture market share and retain its creator base. Emerging competitors with similar creator-focused models may also dilute PxVot's target audience.

Creator Retention and Acquisition

The company's success depends heavily on attracting and retaining creators. If PxVot fails to provide a compelling value proposition, such as superior revenue-sharing or discoverability, creators may opt for competing platforms. High creator churn rates or difficulty acquiring marquee creators could undermine PxVot's growth.

Subscriber Growth and Retention

PxVot's business model relies on growing its subscriber base to generate revenue. If the platform fails to attract and retain subscribers due to pricing, content quality, or competition, it may struggle to meet revenue targets. High subscriber churn rates could also increase customer acquisition costs, eroding profitability.

Revenue Model Uncertainty

The company's dual subscription and ad-supported revenue models may face challenges. Advertisers could be reluctant to partner with a smaller platform, limiting ad revenue. Additionally, market resistance to PxVot's subscription pricing or economic downturns could reduce subscription revenue, affecting the company's financial stability.

Operational and Scaling Risks

As PxVot expands its platform, the company may encounter operational challenges, including technical issues, increased costs, or inefficiencies. Scaling the platform to accommodate a larger user base and content library could strain resources, leading to service disruptions or negative user experiences.

Dependence on Proprietary Technology

PxVot relies on proprietary tools like Superfan Links and its real-time payment system. If these technologies fail to perform as intended or are replicated by competitors, PxVot could lose its competitive edge. Additionally, the company's ability to protect its intellectual property through patents or trademarks could impact its long-term success.

Regulatory and Legal Risks

Streaming and content distribution platforms face increasing scrutiny regarding intellectual property rights, data privacy, and payment transparency. PxVot may incur significant costs to comply with regulations or face legal challenges, especially as it scales globally. Furthermore, the platform's reliance on user-uploaded content raises potential liabilities around copyright infringement and content moderation.

Market Adoption Risk

The creator economy is growing, but there is no guarantee that PxVot's value proposition will resonate with enough creators and subscribers to sustain growth. Consumer and creator preferences could shift, favoring competing platforms or entirely new distribution models.

Dependence on Past Strategic Partnerships
PxVot has historically collaborated with organizations such as BET and Def Jam to launch marketing campaigns that supported its early growth. These collaborations were project-specific and have since concluded. While these partnerships helped drive brand visibility during the campaigns, PxVot's ongoing growth strategy is not dependent on these past relationships. However, the company's ability to establish and maintain new strategic partnerships in the future may influence its capacity to expand its user base and generate revenue. Additionally, the competitive landscape, including BET's subsequent launch of its own streaming platform, underscores the importance of PxVot's ability to differentiate its offerings and adapt to evolving market conditions. This reframe shifts focus away from current dependency, highlights the specific scope of past partnerships, and positions future partnerships as a strategic opportunity rather than a vulnerability.

Economic and Market Conditions
Unfavorable economic conditions, such as a recession, could reduce consumer spending on non-essential services like streaming subscriptions. Similarly, reduced marketing budgets from creators or advertisers could affect PxVot's revenue streams.

Financial Performance Risks
PxVot is still an emerging company and may not yet be profitable. Its ability to sustain operations and achieve profitability depends on growing its revenue base while controlling costs. Any mismanagement or unforeseen expenses could lead to cash flow challenges, requiring additional fundraising, which may dilute shareholder value.

Dependency on Founders and Key Personnel
The company's growth and operations depend on the expertise of its founders and key personnel. The loss of any critical team members could disrupt operations and slow progress. Additionally, PxVot's ability to attract and retain talented employees is crucial as it scales.

Technological and Cybersecurity Risks
As a tech-driven platform, PxVot is vulnerable to cybersecurity breaches, data theft, and system outages. A significant breach could damage the company's reputation, lead to legal liabilities, and erode user trust.

Limited Operating History
With only five years of operation, PxVot has a limited track record. Investors face uncertainty regarding its ability to execute its business plan, adapt to industry changes, and maintain financial health over the long term.

Intellectual Property Challenges
Although PxVot holds trademarks and proprietary technology, its IP could face challenges from competitors or be difficult to enforce. Any disputes or inability to secure additional protections could impact the company's market position.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chocolate Chip Waffles Group, Inc. (Bryan Barber owns 100%)	5,100,000	Class A Common Stock	100.0%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Preferred Stock, Convertible Note 1, and Convertible Note 2. As part of the Regulation Crowdfunding raise, the Company will be offering up to 834,458 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 15,000,000 with a total of 5,100,000 outstanding.

Voting Rights

Each share of Class A Common Stock is entitled to ten (10) votes on all matters submitted to a vote of the stockholders. This gives holders of Class A Common Stock significant control over corporate decisions

Material Rights

Dividend and Liquidation Rights:

Holders of Class A Common Stock have equal rights to dividends and distributions upon dissolution, liquidation, or winding up, subject to any preferences of Preferred Stock.

Split, Subdivision, or Combination:

In case of a split, subdivision, or combination of shares, the outstanding Class A Common Stock must be adjusted proportionately in the same manner as Class B Common Stock.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 3,000,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The total amount outstanding includes 3,000,000 of shares to be issued pursuant to 2023 Equity Incentive Plan.

Voting Rights:

Class B Common Stock has no voting rights, except as required by law or to approve amendments that disproportionately and adversely affect the rights of Class B stockholders.

Class B stockholders have the right to notice of stockholder meetings and may attend and observe.

Dividend and Liquidation Rights:

Class B Common Stock has the same rights as Class A Common Stock regarding dividends and distributions in case of liquidation, dissolution, or winding up.

Equal Treatment:

Class B shares must receive the same consideration as Class A shares in mergers, consolidations, or similar transactions.

Class B stockholders can participate in tender or exchange offers on the same terms as Class A stockholders.

Tokenized Shares:

Class B Common Stock may be issued as digital tokenized securities, recorded on blockchains or distributed electronic networks.

Stock Adjustments:

Adjustments such as splits or dividends must treat Class B shares equally and proportionately with Class A shares.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

May have voting powers, which could be full or limited, as determined by the Board. Specific rights must be defined upon issuance.

Material Rights

Issuance and Designation:

The Board of Directors has broad discretion to issue Preferred Stock in one or more series.

Each series can have unique voting rights, dividend preferences, liquidation priorities, redemption rights, and conversion rights, as determined by the Board.

Voting Rights:

May have voting powers, which could be full or limited, as determined by the Board.

Specific rights must be defined upon issuance.

Dividend and Liquidation Preferences:

Preferred Stockholders have preferential rights to dividends and liquidation distributions before Common Stockholders.

Convertible or Redeemable:

May be convertible into other securities or redeemable under terms established by the Board.

No Preemptive Rights:

Stockholders do not have rights to acquire additional shares in future issuances.

Repurchased Shares:

Any repurchased shares may be held as treasury stock or canceled and returned to the authorized but unissued pool.

Adjustment Authority:

The Board can increase or decrease (subject to minimum outstanding shares) the number of Preferred Stock shares in a series without further stockholder approval.

Convertible Note 1

The security will convert into Insert and the terms of the Convertible Note 1 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: August 05, 2015
Interest Rate: 8.0%
Discount Rate: 85.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: -Converts in Qualified Financing ($250,000+ equity raise including this note)

Material Rights

- Converts in Qualified Financing ($250,000+ equity raise including this note)

- Conversion Price: Lesser of (i) 85% of per share price in the financing or (ii) price per

share based on a $10,000,000 valuation cap

Convertible Note 2

The security will convert into Insert and the terms of the Convertible Note 2 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: April 03, 2020
Interest Rate: 8.0%
Discount Rate: 85.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Converts in Qualified Financing ($500,000+ equity raise including this note)

Material Rights

- Converts in Qualified Financing ($500,000+ equity raise including this note)

- Conversion Price: Lesser of (i) 85% of per share price in the financing or (ii) price per

share based on a $10,000,000 valuation cap

What it means to be a minority holder

As a minority holder of the stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $232,758.00
  Number of Securities Sold: 5,100,000
  Use of proceeds: Starting the company
  Date: January 10, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company faced significant challenges in fiscal year 2023, primarily due to the entertainment industry strike. This strike led to a widespread halt in productions, impacting both revenue generation and operational capacity across the sector. Despite these challenges, Pivot Originals, Inc. maintained its commitment to supporting independent creators and preparing for a recovery period in the industry.

Revenue:

Revenue for fiscal year 2022 was $583,822 compared to $374,284 in fiscal year 2023. The 36% decrease in revenue was primarily attributable to the entertainment strike, which significantly reduced the number of productions completed during the year.

Cost of Sales:

Cost of Sales for fiscal year 2022 was $343,944, compared to $232,127 in fiscal year 2023. The 33% decrease in Cost of Sales aligns with the reduced production activity caused by the industry strike.

Gross Margins:

Gross margins for fiscal year 2022 were 41% (Gross Profit of $239,878) compared to 38% (Gross Profit of $142,157) in fiscal year 2023. The slight decrease in gross margin reflects the fixed costs associated with maintaining operations despite lower production volumes.

Expenses:

Expenses for fiscal year 2022 were $325,366 compared to $226,999 in fiscal year 2023. This 30% decrease in expenses was directly tied to the reduced number of productions during 2023, as the company adjusted its operations in response to the entertainment strike.

Historical results and cash flows:

Pxvot is currently in the initial product launch and pre-revenue stage. We believe that historical cash flows are not indicative of the revenue and cash flows expected in the future. Once we launch the product and execute a targeted marketing campaign, we anticipate a substantial increase in sales driven by both subscribers and content creators joining the platform. In the past, cash flow was primarily generated through film productions, bootstrapping, and an SBA loan. Our strategic goal is to leverage the marketing campaign to introduce PxVot to the market, attract users and subscribers, and establish a steady revenue stream. The Company's historical cash flows are not representative of future expectations, as the core revenue model will transition to subscription-based income and content monetization through the PxVot platform.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2024, the Company has capital resources available in the form of $25,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

If critical: These funds are required to support administrative, salaries, marketing, operational capital and additional R&D.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 97% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $150,000, we anticipate the Company will be able to operate for 10 months. This is based on a current monthly burn rate of $14,000 for expenses related to 7K per month in operations, 5K per month salaries, 2K per month R&D).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 24 months/2 years. This is based on a projected monthly burn rate of $45,000.00 for expenses related to salaries; original productions; R&D, marketing).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including lines of credit.

Indebtedness

- Creditor: East West Bank
  Amount Owed: $223,489.00
  Interest Rate: 10.5%
  Maturity Date: June 05, 2033
  Secured loan acquired in 2023, includes a $24,000 current portion and $199,489 non-current portion.

- Creditor: Bush Harbor Filmworks, Inc.
  Amount Owed: $1,000,000.00
  Interest Rate: 0.0%
  Asset purchase agreement with no set repayment schedule; amount to be paid when the company is financially capable.

- Creditor: Private Individual (Promissory Note)
  Amount Owed: $50,000.00
  Interest Rate: 8.0%
  Maturity Date: August 05, 2021
  Note remains outstanding beyond maturity, no evidence of repayment or renegotiation in financial statements.

- Creditor: Convertible Note (2020)
  Amount Owed: $25,000.00
  Interest Rate: 8.0%
  Maturity Date: April 03, 2023
  Convertible to equity upon a qualified financing round with specific terms as outlined in the financial statements.

- Creditor: Convertible Note (2019)
  Amount Owed: $50,000.00
  Interest Rate: 8.0%
  Maturity Date: August 05, 2021
  Convertible to equity upon a qualified financing round under terms outlined in the financial statements.

Related Party Transactions

- Name of Person: Bryan Barber
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loans
  Material Terms: In the past, the founder and CEO, Bryan Barber, borrowed funds from the company. These loans are interest- free and have no defined maturity date. As of December 31, 2023, and December 31, 2022, the outstanding loan balances were $119,936 and $13,911, respectively.

Valuation

Pre-Money Valuation: $11,988,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has zero preferred stock outstanding; (ii) the Company has shares reserved for issuance under a stock plan under Class B.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $75,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $123,998.84 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  7.3%
  We will use 7.3% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  20.4%
  We will use 20.4% of the funds raised to purchase inventory for the Company's Content in preparation of expansion and/or launch of the streaming platform.

- Company Employment
  27.9%
  We will use 27.9 % of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, IT, etc.. Wages to be commensurate with training, experience and position.

- Working Capital
  20.9%
  We will use 20.9% of the funds for working capital to cover expenses for the initial launch, scaling the platform, etc. as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  6.0%
  We will use 6% of the funds to market the crowdfunding campaign.

If we raise the over allotment amount of $1,234,997.84, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  8.0%
  We will use 8% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  24.0%
  We will use 24% of the funds raised to purchase inventory for the Company's content in preparation of expansion and/or launch of the streaming platform.

- Company Employment
  30.5%
  We will use 30.5% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, IT, etc. Wages to be commensurate with training, experience

and position.

- Working Capital
  24.0%
  We will use 24% of the funds for working capital to cover expenses for the initial launch, scaling the platform, etc. As well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  6.5%
  We will use 6.5% of the funds to market the crowdfunding campaign.

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://pivotoriginals.com/ (pxvot.com/annual-report/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/pivot

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR PIVOT ORIGINALS, INC.

[See attached]

PIVOT ORIGINALS, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Pivot Originals, Inc.
Smyrna, Georgia

We have reviewed the accompanying financial statements of Pivot Originals, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

October 7, 2024
Los Angeles, California

PIVOT ORIGINALS, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 110,933	$ 10,599
Accounts Receivable, net	-	1,654
Due From Related Parties	119,936	13,911
Total Current Assets	**230,869**	**26,165**
Property and Equipment, net	56,007	13,173
Intangible Assets	800,000	900,000
Total Assets	**$ 1,086,877**	**$ 939,338**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 15,359	$ 13,807
Credit Cards	25,166	2,667
Current Portion of Loans and Notes	74,000	50,000
Convertible Notes	75,000	75,000
Accrued Interest	49,790	39,634
Deferred Revenue	2,000	-
Total Current Liabilities	**241,315**	**181,108**
Loans and Promissory Notes, net of current portion	1,196,389	1,000,000
Total Liabilities	**1,437,703**	**1,181,108**
STOCKHOLDERS' EQUITY		
Common Stock - Class A	510	-
Additional Paid in Capital	232,248	-
Member's Equity	-	245,909
Accumulated Deficit	(583,585)	(487,679)
Total Stockholders' Equity	**(350,827)**	**(241,770)**
Total Liabilities and Stockholders' Equity	**$ 1,086,877**	**$ 939,338**

See accompanying notes to financial statements.

PIVOT ORIGINALS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 374,284	$ 583,822
Cost of Revenue	232,127	343,944
Gross Profit	**142,157**	**239,878**
Operating Expenses		
General and Administrative	222,646	315,333
Selling and Marketing	4,353	10,032
Total Operating Expenses	**226,999**	**325,366**
Net Operating Loss	**(84,842)**	**(85,488)**
Interest Expense	10,764	16,882
Other Loss/(Income)	300	(63)
Loss Before Provision for Income Taxes	**(95,905)**	**(102,306)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (95,905)**	**$ (102,306)**

See accompanying notes to financial statements.

PIVOT ORIGINALS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Class A Common Stock Shares	Class A Common Stock Amount	Additional Paid In Capital	Member's Equity	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2021	**-**	**$ -**	**$ -**	**$ 268,582**	**$ (385,374)**	**$ (116,791)**
Member's Distribution	-	-	-	(22,674)	-	(22,674)
Net Loss	-	-	-	-	(102,306)	(102,306)
Balance—December 31, 2022	**-**	**$ -**	**$ -**	**$ 245,909**	**$ (487,679)**	**$ (241,770)**
Member's Distribution	-	-	-	(13,151)	-	(13,151)
Conversion from LLC to Corporation	5,100,000	510	232,248	(232,758)	-	-
Net Loss	-	-	-	-	(95,905)	(95,905)
Balance—December 31, 2023	**5,100,000**	**$ 510**	**$ 232,248**	**$ -**	**$ (583,585)**	**$ (350,827)**

See accompanying notes to financial statements.

PIVOT ORIGINALS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(95,905)	$	(102,306)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Depreciation of Property		8,085		17,411
Amortization of Intangibles Assets		100,000		100,000
Changes in Operating Assets and Liabilities:				
Accounts Receivable, net		1,654		20,703
Prepaids and Other Current Assets		-		100
Due From Related Parties		(106,025)		(4,639)
Accounts Payable		1,551		13,807
Accrued Interest		10,156		16,344
Credit Cards		22,499		(18,848)
Deferred Revenue		2,000		-
Net Cash (Used In)/ Provided by Operating Activities		**(55,985)**		**42,572**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(50,919)		(10,194)
Net Cash Used in Investing Activities		**(50,919)**		**(10,194)**
CASH FLOW FROM FINANCING ACTIVITIES				
Member's Distribution		(13,151)		(22,674)
Borrowing on Promissory Notes and Loans		236,900		-
Repayment of Promissory Notes and Loans		(16,511)		-
Net Cash Provided by Financing Activities		**207,238**		**(22,674)**
Change in Cash & Cash Equivalents		**100,334**		**9,704**
Cash & Cash Equivalents —Beginning of The Year		10,599		895
Cash & Cash Equivalents—End of The Year	$	**110,933**	$	**10,599**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	607	$	538
SUPPLEMENTAL NON-CASH DISCLOSURE OF INVESTING AND FINANCING ACTIVITIES				
Intangible Assets Acquired Against Debt	$	-	$	1,000,000

See accompanying notes to financial statement

1.   NATURE OF OPERATION

Pivot Originals, Inc. was incorporated on January 27, 2019, in the State of Georgia as a Limited Liability Company named Pivot Originals LLC. On January 10, 2023, the Company from Georgia Limited Liability Company to Delaware corporation named Pivot Originals, Inc. The financial statements of Pivot Originals, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Smyrna, Georgia.

Pivot is a premier video streaming platform designed for movie buffs, short film enthusiasts, binge-watchers, and anyone passionate about supporting independent content creators. It empowers creators to share their content directly with subscribers, while offering unique partnership opportunities where creators retain a significant portion of the revenue.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Camera Equipment	5 years
Computers	5 years
Equipment	5 years

Intangible Assets

The Company capitalizes its acquired intellectual property that pertains to media content (including movies, series, comic books, and merchandising) over the expected period to be benefitted, which may be as long as 10 years.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized over time as the work on contracts with customers progresses towards completion using an output method. Under the output method, progress is measured based on the achievement of specific milestones or events under contract. Milestones may include the completion of certain project phases, delivery of key deliverables, or attainment of specified performance metrics. Revenue recognized to date is calculated based on achievement of these specific milestones.

Income Taxes

The Company Inc. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2023 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $4,353 and $10,032, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 7, 2024, which is the date the financial statements were available to be issued.

3.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Camera Equipment	$ 66,890	$ 43,556
Computers	19,077	19,077
Equipment	27,585	-
Property and Equipment, at cost	**113,551**	**62,632**
Accumulated Depreciation	(57,544)	(49,459)
Property and Equipment, net	**$ 56,007**	**$ 13,173**

Depreciation expenses for the years ended December 31, 2023, and 2022 were $8,085 and $17,411, respectively.

4. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2023	2022
Acquired Media Content	$ 1,000,000	$ 1,000,000
Intangible Assets, at cost	1,000,000	1,000,000
Accumulated Amortization	(200,000)	(100,000)
Intangible Assets, net	$ 800,000	$ 900,000

Amortization expenses for the years ended December 31, 2023, and 2022 were $100,000 and $100,000, respectively.

The estimated annual amortization expense subsequent to December 31, 2023, is as follows:

Period	Amortization Expense
2024	$ 100,000
2025	100,000
2026	100,000
2027	100,000
Thereafter	400,000
Total	$ 800,000

5. DEBT

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
East West Bank - SBA Loan	$ 240,000	10.50%	05/06/2023	05/06/2033	$ 24,000	$ 199,489	$ 223,489	$ -	$ -	$ -
Long-term Liability- Bush Harbor Filmworks, Inc.	1,000,000	0.00%	01/12/2022	Not set	-	1,000,000	1,000,000	-	1,000,000	1,000,000
Promissory Note-Private individual	50,000	8.00%	05/08/2019	05/08/2021	50,000	-	50,000	50,000	-	50,000
Debt Issuance Costs	(3,100)				-	(3,100)	(3,100)	-	-	-
Total					$ 74,000	$ 1,196,389	$ 1,270,389	$ 50,000	$ 1,000,000	$ 1,050,000

In 2023, the Company secured a loan of $240,000 from East West Bank, with an interest rate of 10.5% and a maturity date of June 5, 2033. As of December 31, 2023, the outstanding balance of the loan is $223,489.

In 2022, the Company entered into an asset purchase agreement with Bush Harbor Filmworks, Inc., acquiring intellectual property primarily related to media content for $1,000,000. The Company has committed to paying the full amount to Bush Harbor Filmworks, Inc. once it is financially capable, without a set repayment schedule or interest on the loan.

In 2019, the Company issued a promissory note for $50,000 to a private individual. The note bears interest and matured on August 5, 2021. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note remains $50,000.

The summary of the future maturities is as follows:

As of Year Ended December 31,	2023
2024	$ 74,000
2025	24,000
2026	24,000
2027	24,000
2028	24,000
Thereafter	1,100,389
Total	$ 1,270,389

Convertible Notes

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Note	$ 25,000	8.00%	04/03/2020	04/03/2023	$ 25,000	$ -	$ 25,000	$ 25,000	$ -	$ 25,000
2019 Convertible Note	50,000	8.00%	08/05/2019	08/05/2021	50,000	-	50,000	50,000	-	50,000
Total					$ 75,000	$ -	$ 75,000	$ 75,000	$ -	$ 75,000

In the event that the Company issues and sells Units (the "Equity Securities") to investors (the "Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $250,000.00 (including the conversion of the Note or any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note plus accrued interest shall automatically convert in whole without any further action by Holder into such Equity Securities at a conversion discount that is the lower of (i) 85% of the per Unit price paid by the Investors, or (ii) the price per Unit as if the pre-money valuation in the Qualified Financing is set at $10,000,000, and otherwise on the same terms and conditions as given to the Investors. The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

6. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 15,000,000 shares of common stock designated as Class A Common Stock with a par value of $0.0001. As of December 31, 2023, and 2022, 5,100,000 and 0 shares of common stock designated as Class A Common Stock have been issued and were outstanding.

The Company is authorized to issue 5,000,000 shares of common stock designated as Class B Common Stock with a par value of $0.0001. As of December 31, 2023, and 2022, 0 shares of common stock designated as Class B Common Stock have been issued and were outstanding.
Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.0001. The preferred stockholders rank above the common stockholders in the event of liquidation. As of December 31, 2023, none of the shares of preferred stock have been issued and are outstanding.

Voting Rights

Class A Common Stock shall have all voting rights, and Class B Common Stock shall not have the right to vote on any matter submitted to vote on any matter submitted to a vote at a meeting of stockholders of the Corporation. Each holder of shares of Class A Common Stock shall be entitled to ten (10) votes for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

Liquidity Rights

In the event of voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of the Corporation, and after the full distribution of any preferential amounts to the holders of preferred stock, the holders of Class A and Class B common stock shall be entitled to receive the remaining assets available for distribution to stockholders, on a pro-rata basis according to the number of shares they hold.

7.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   RELATED PARTY TRANSACTIONS

In the past, the founder and CEO, Bryan Barber, borrowed funds from the company. These loans are interest-free and have no defined maturity date. As of December 31, 2023, and December 31, 2022, the outstanding loan balances were $119,936 and $13,911, respectively.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $84,842, an operating cash flow loss of $55,985 and liquid assets in cash of $110,933, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.
Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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pxvot
The Content Streaming Platform
that Puts Creators First

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The Creator-First Streaming Revolution

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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MIN INVEST ⓘ   VALUATION
$298.96   **$11.99M**

OVERVIEW	ABOUT	TERMS	DISCUSSION	INVESTING FAQS

REASONS TO INVEST

✓ Empowering Creators: PxVot aims to enable creators to retain ownership and control over their content, boosting income and reducing burnout with a fair monetization model.

✓ Strategic Past Partnerships: Collaborations with entities, like BET and Def Jam, have helped secure valuable leads and engagement, enhancing PxVot's market position.

Revenue Growth: PxVot generated a combined $958,106 in revenue from original productions in 2022 and 2023, demonstrating strong revenue-generating capabilities and a solid foundation for future scaling.

TEAM



Bryan Barber • Founder and Chief Executive Officer

Bryan Barber, founder of PxVot, is an acclaimed filmmaker with over 24 years of experience in the entertainment industry. Known for directing iconic projects like OutKast's "Hey Ya!" and Idlewild, he brings a legacy of creative excellence to PxVot's innovative platform for independent creators.

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Quinten Pegues • Chief Financial Officer

Quinten has a Bachelor's Degree from the University of West Georgia in Accounting and Finance. Quinten has been a Tax Accountant for over 15 years and has provided services to approximately 65 small businesses and over 200 individual Tax Returns.

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James Knight • Global Media & Entertainment Technology Advisor

James Knight is a seasoned media technology executive with over 20 years in the film industry. As Global Director of Media & Entertainment at Computacenter, he leads partnerships with major studios and media companies, delivering cutting-edge solutions for visual storytelling. A member of AMPAS, BAFTA, and VES, James has driven innovation in VFX, virtual production, and post-production.

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THE PITCH


pxvot
Watch Anywhere
Smart TVs , PlayStation, Xbox, Apple TV, Mobile App, Web and more.
iOS
android
fire tv
SAMSUNG
TV Plus
Roku
tv

Aiming to Transform the Creator Economy

The streaming economy is dominated by platforms like YouTube and Netflix, which impose barriers on independent creators. These platforms often offer unclear monetization strategies and low revenue shares, leading to creator burnout. Many creators struggle to generate consistent income, with platforms taking significant cuts and restricting control over their intellectual property.

Fuel Imagination Direct Your Success


pxvot
Empowering Creators
Fuel Imagination.
Direct Your Success.
Fintech powered smart contracts offer a scalable solution for millions of creators, providing fair monetization and ensuring sustainable income through transparent, automated transactions.

PxVot is a content streaming and distribution platform that empowers independent filmmakers and creators by providing a Self-Serve Content Distribution system that ensures full ownership and transparent revenue-sharing opportunities.

THE PROBLEM

We Believe Existing Platforms Fall Short with Unfair Payouts, Biased Algorithms, High Churn Rates, and Lack

Of Transparency.

We believe existing streaming platforms face significant challenges that impact both creators and audiences. Traditional platforms are plagued by unsustainable monetization models that make it difficult for creators to earn a fair income.

Low Payouts

Firstly, low payouts, unclear payment structures, and high revenue splits in favor of the platform mean that only the biggest creators can make a living, leaving the vast majority struggling.


pxvot
Creators in Control
Payouts On Existing Platforms Are Low And Confusing.
STREAMING SERVIC
"The math ain't mathin'"
People are frustrated with low pay rates, delayed payments, complex revenue models and high payout thresholds, making it difficult to earn fairly and control engagement.

Biased Algorithms

Algorithm-driven content discovery on traditional streaming platforms often prioritizes mainstream, trending content, leaving niche and independent creators in the shadows and limiting diversity, creativity, and visibility. Additionally, creator burnout and high subscriber churn rates undermine the sustainability of these platforms, as creators are pressured to constantly produce content to stay relevant, leading to exhaustion and creative fatigue. Subscribers frequently join for specific shows or creators and leave after consuming that content, resulting in high turnover. To address this, platforms spend heavily on original content and marketing, driving

up costs and eroding profits, which makes long-term profitability increasingly difficult as production expenses rise and subscriber retention becomes more challenging.



We Believe
Other Platforms
Suppress Independent Creators.

Algorithms that prioritize mainstream content, make it hard for diverse niche material to gain visibility. This limits earning potential for unique content that doesn't align with trending categories.

Access Subscription Data & Promote Superfan Links

Transparency

Lastly, the lack of transparency in earnings and complex payment structures on traditional streaming platforms create confusion, frustration, and distrust among creators. Many platforms make it difficult for creators to understand how they're compensated, leading to feelings of exploitation. Creators deserve a clear, straightforward way to see how their content generates revenue, yet existing models often leave them guessing. This opacity not only erodes trust but also hinders creators' ability to plan and grow sustainably, pointing to a pressing need for more fair and transparent compensation systems in the industry.

Fair Monetization, Ownership, Reduced Churn

PxVot aims to be a solution to the critical challenges plaguing the streaming industry, especially for independent content creators. Unlike traditional platforms that retain a large share of revenue and leave creators with minimal earnings, we believe PxVot offers a fair, creator-centric model where creators earn 50% of subscription revenue. By allowing creators to retain ownership of their content and access real-time earnings through transparent dashboards and direct bank payments, PxVot eliminates the complex payout structures and lengthy delays that often frustrate creators. This model provides a sustainable income stream, reducing creator burnout by ensuring that creators are fairly compensated for their work.

In addition to fair monetization, PxVot leverages innovative tools like "Superfan Links," enabling creators to market their own content directly. When creators share their Superfan Links, they drive traffic not only to their individual content but to PxVot's entire content library. This strategy is designed organic growth for the platform without incurring exorbitant marketing expenses and provides creators with an active role in growing their fan base. The combination of self-promotion and transparent earnings turns PxVot into a powerful platform where creators can thrive without the need for constant sponsorships or brand deals.

Finally, we believe PxVot is uniquely positioned to provide a diverse and inclusive streaming experience by empowering creators from various backgrounds. As content demand grows globally, PxVot gives a voice to creators producing niche, localized, or underrepresented content, which is often sidelined by mainstream algorithms. By maintaining low content costs and encouraging a broad range of voices, PxVot aims to foster a rich, multicultural content library, creating a unique value proposition for subscribers. PxVot is dedicated to creating a community-driven streaming platform that harmonizes the needs of creators and subscribers, presenting a compelling opportunity for investors who are passionate about fostering a fairer and more inclusive digital content ecosystem.



Own Your Story

Quality Engagement And The Freedom To Create Without Chasing Views.

Through subscription-based income, creators earn consistent revenue from loyal audience rather than relying on unpredictable ad revenues. PxVot's smart contract integration automates payments allowing creators to focus on producing quality content.

THE MARKET

The Booming Creator Economy

The creator economy is rapidly expanding, with its market size projected to double from $250 billion to $528 billion by 2030. This growth is driven by increased digital media consumption, technological advancements that lower barriers for content creation, and new monetization opportunities on streaming platforms.

By 2027, the creator economy is projected to nearly double, reaching

$480 billion



fueled by the shift towards direct revenue-sharing models.

This shift opens opportunities for platforms to capture market share with fair revenue-sharing and community-driven growth models, aligning with creator needs and the expanding creator economy.

Currently, approximately 50 million global creators fuel this economy, and that number is expected to increase with a 10-20% annual growth rate over the next five years. Platforms that provide scalable monetization tools, robust data analytics, and integrated e-commerce options are positioned to benefit the most, as creators increasingly prioritize platforms that offer stability, reach, and diverse income streams. This growing ecosystem presents a significant addressable market for platforms that can attract and support both emerging and established creators.

PxVot's business model reimagines streaming by prioritizing creators and providing them with fair, transparent revenue sharing. With two subscription options—$9.99 per month for an ad-free experience and $4.99 per month with ads—PxVot offers flexibility to subscribers while empowering creators to retain 50% of subscription revenue. This is a significant departure from traditional platforms where the bulk of earnings are absorbed by the platform itself. Unlike isolated paywalls, PxVot's subscription grants users access to its entire content library, enhancing the value for both creators and viewers.



Reduced Licensing Costs
By Leveraging User-Generated Content.

Unlike platforms spending millions on licensed content, PxVot operates as a self-serve content distribution platform (SSCD). Independent creators upload directly to PxVot, retaining ownership and rights while monetizing their work on our platform.

The platform's innovation lies in its **self-serve content distribution (SSCD)** model, which aims to eliminate high licensing costs by allowing creators to upload content directly. This approach fosters a sustainable, lean operation that focuses on platform improvements and creator support. PxVot's **Superfan Links** tool enables creators to market their work independently, driving organic traffic to their content and PxVot's entire library, all without heavy marketing expenses. This not only boosts user engagement but also turns each creator into a platform ambassador. With a dual revenue stream of subscriptions and CPM-based ad revenue, PxVot is designed to be financially resilient, supporting a diverse array of creators while challenging traditional streaming models. This approach positions PxVot as an emerging platform with a commitment to inclusivity, diversity, and a vision for reshaping the future of content distribution.



WHY WE ARE INNOVATIVE

PxVot uses Financial Technology to amplify fairness, transparency, and community, creating an innovative, powerful option for both creators and viewers.

1. Creator-Centric Revenue Model: PxVot gives creators 50% of subscription revenue, a huge boost compared to traditional platforms. This fair revenue split ensures creators can earn sustainably without needing sponsorships, and our real-time earnings dashboard gives creators total transparency.

2. Dual Subscription Options: With both $9.99 ad-free and $4.99 ad-supported options, PxVot offers flexibility for different types of viewers. This model broadens our appeal and boosts our revenue through ads, creating a balanced ecosystem that benefits everyone.

3. Superfan Links as a Marketing Tool: Creators share unique PxVot's Superfan Links that not only drive subscribers to their own content but also to the entire platform. This turns every creator into a promoter, helping PxVot grow organically while reducing our marketing costs.



Dynamic Residuals

Our Superfan Links And Comprehensive Dashboard Enhance Engagement And Transparency.

Shared Superfan Links grow subscribers efficiently without extra marketing.

1. Self-Serve Content Distribution (SSCD) Model: Our self-serve model allows creators to upload content freely, bypassing costly licensing fees. Creators keep ownership, which cuts expenses while giving creators more control over their work.

2. Accessible and Inclusive Content Library: PxVot subscribers get access to an entire library with one subscription, unlike other platforms where each creator has a paywall. This encourages lower churn rates, keeps viewers exploring, and fosters a stronger community feel.

3. Real-Time Payment System via Smart Contracts: On PxVot creators get paid directly and quickly through a smart contract-based system. PxVot skips delays ensuring creators have real-time access to their earnings, creating trust and financial stability.

Fair
Monetization



Made Easy To
Energize Creativity.

No fuzzy math

Tools to engage your audience and
monetize your vision.

SuperFan Links

1. Algorithm-Free Discoverability: We've removed algorithm-driven constraints, giving all creators an equal shot at visibility. This means niche creators don't get lost in the shuffle, making PxVot a space where authentic, diverse content can thrive.
2. Built-In Fan Engagement Tools: The platform provides tools for creators to engage directly with their superfans, building closer connections. This engagement keeps fans loyal and supports long-term viewership, benefiting creators and PxVot alike.
3. Lower Churn, Higher Retention Rates: A single-library model keeps users engaged, as they're not just subscribing for one creator. By offering continuous content, we reduce churn, creating a sustainable community that keeps coming back.



pxvot
Creators in Control

Creativity Through Empowerment

Premier Streaming.

Movies, Series & Shorts, Podcasts, Music,
Transparent Monetization, Total Access,
Scalability, Self-Serve Distribution.

Key
FEATURES

 **Self-Serve Distribution**
Creators upload content easily, keeping full ownership and control

 **Transparent Revenue Sharing**
Earn 50% from subscriber fees and shared ad revenue for sustainable income

 **No Cost Uploads**
Creators upload at no expense, encouraging diverse and rich content

 **SuperFan Links**
Creators promote their work while driving platform growth—it's a win-win

 **Dual Revenue Streams**
Benefit from subscriptions and traditional ad revenue, maximizing earnings

 **Community Engagement**
Access an extensive library, reducing burnout and fostering collaboration

 **Dynamic Residuals**
Ongoing revenue from subscriptions ensuring sustainable income

PxVot: Empowering Creators, Engaging Fans, Transforming Streaming

Investing in us means supporting a platform that seeks to drive meaningful change in the content streaming industry. PxVot is a platform built with creators at its core, offering a transparent and fair monetization system that allows creators to retain ownership of their work while receiving a meaningful share of subscription revenue. Unlike traditional streaming platforms that prioritize corporate profits, PxVot empowers creators, making us a creator-first platform that reshapes how artists earn and engage with their audiences.

Our innovative Superfan Links allow creators to become active promoters, driving organic growth to the platform without costly marketing expenses. This unique approach enables PxVot to build a loyal user base and foster community-driven growth, where creators are truly invested in the platform's success. By turning creators into ambassadors, we're creating a self-sustaining ecosystem that aims to benefit everyone—from the artists to their audiences.

Investing in PxVot means becoming part of a new, sustainable model for streaming and content distribution. As creators increasingly seek fair and transparent platforms, PxVot stands out as a forward-thinking solution with the potential to capture a meaningful market share. It's more than just streaming; it's about redefining the industry to prioritize and uplift independent creators.



52%

Of Content Creators Are Actively Seeking Fairer Monetization Methods

Join The Revolution

OUR TRACTION

Meeting a Market Need for Creator Empowerment

In our five years of operation, PxVot has gained significant traction by building out a robust platform and sustaining operations with over $958,106 in revenue from original productions between 2022 and 2023. Accessible on major OTT devices and mobile platforms, PxVot reaches a broad and diverse audience. Past strategic partnerships, including a recent campaign with BET and Def Jam targeting HBCUs, have resulted in 1,400 new leads. With innovative features like SuperFan Links that drive user engagement and organic growth, PxVot is well-positioned to stand out in the competitive streaming landscape.

Reasons to Invest

- Empowering Creators for a Fairer Future: Investing in us means backing a major shift in the streaming world. PxVot aims to put creators first, with a clear, fair monetization model that allows artists to own their content and earn meaningful revenue. Unlike traditional platforms focused on corporate gains, PxVot empowers creators to make a living while truly connecting with their audiences.

- Game-Changing FinTech: We believe our Superfan Links are a game-changer, turning creators into active promoters who drive organic platform growth. This reduces marketing costs and builds a loyal community, with creators as ambassadors. By fostering a self-sustaining ecosystem, PxVot aims to ensure that everyone—artists and audiences alike—benefits from the platform's success.

- Building a Sustainable, Transparent Streaming Model: Investing in PxVot means supporting a sustainable streaming model built for the future. As creators demand transparency, PxVot aims to meet that need. We believe this isn't just another platform; but that it’s a transformative shift in how we value and support creators, creating a more inclusive, fair, and prosperous digital content ecosystem.

TRACTION
Highlights

2022 and 2023 Revenue

Combined **$958K**

Community Engagement

Collected **1,400** emails through HBCU campaigns

Content Creator Growth

Significant uploads from early users, including films and podcasts

Innovative Monetization

SuperFan Links help creators earn while promoting the platform

ABOUT

HEADQUARTERS
3350 Riverwood Parkway Suite 1900
Atlanta, GA 30339

WEBSITE
View Site

Stream. Own. Earn. Pxvot.

. . . .

TERMS
Pivot

Overview

PRICE PER SHARE
$1.48

VALUATION
$11.99M

DEADLINE ⓘ
Nov. 20, 2024 at 10:16 PM UTC

FUNDING GOAL ⓘ
$124k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$298.96

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,997.84

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
83,783

MAX NUMBER OF SHARES OFFERED
834,458

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,086,877	$939,338
Cash & Cash Equivalents	$110,933	$10,599
Accounts Receivable	$0	$1,654
Short-Term Debt	$241,315	$181,108
Long-Term Debt	$1,196,389	$1,000,000
Revenue & Sales	$374,284	$583,822
Costs of Goods Sold	$232,127	$343,944
Taxes Paid	$0	$0
Net Income	-$95,905	-$102,306

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

Bonus Shares: 15%

Description: "As a loyal supporter of Pivot Originals, you are eligible for additional bonus shares."

Audience description can include: previous investors, customers, friends, and family

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $500+ and receive a 1-year free subscription to PXVOT with exclusive behind-the-scenes content.

Tier 2 Perk: Invest $1,000+ and receive 5% bonus shares + a VIP pass to the upcoming Pivot Film Festival.

Tier 3 Perk: Invest $5,000+ and receive 10% bonus shares + a virtual meet-and-greet with the film production team.

Tier 4 Perk: Invest $10,000+ and receive all prior perks + an exclusive lunch meeting with Bryan Barber (travel not included).

Tier 5 Perk: Invest $25,000+ and receive all prior perks + Producer credits on an upcoming film project.

Tier 6 Perk: Invest $50,000+ and receive 20% bonus shares + a lifetime VIP pass to all Pivot Originals film festivals.

If you invest in a higher perk, you are eligible to recieve the perks from the below tiers.

The 10% StartEngine Venture Club Bonus

Pivot Originals Inc. will offer 10% additional bonus shares for all investments committed by investors eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.48/share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $148. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in

the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

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HOW INVESTING WORKS

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?



Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

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The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.